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                                     LOGO OF
                            AETERNA LABORATORIES INC.


                                                      P R E S S   R E L E A S E
                                                          FOR IMMEDIATE RELEASE

        AETERNA REPORTS ON ITS PIVOTAL PHASE II TRIAL ON MULTIPLE MYELOMa

           PATIENT RECRUITING IS UNDER WAY IN 35 INVESTIGATIVE CENTRES
                           IN NORTH AMERICA AND EUROPE

BANFF, ALBERTA, MAY 8, 2001 - AEterna Laboratories Inc. (NASDAQ: AELA; TSE: AEL) confirmed today that patient recruiting for the pivotal Phase II trial on progressive multiple myeloma continues in some 35 investigative centres in Canada, the U.S., and Europe. Led by an international team of oncology experts, the study is advancing according to schedule, and aims at evaluating the efficacy of Neovastat as a monotherapy treatment for some 120 patients who do not respond to standard therapies. In December 2000, U.S. and Canadian health authorities gave AEterna the green light to undertake this study, and in the following March, European authorities followed suit. Results of the study are expected before the end of 2002.

This announcement was made by Dr. Kenneth C. Anderson, Professor of Medicine of the Harvard Medical School, Medical Director of the Oncology Department of the Dana-Farber Cancer Institute of Boston and member of AEterna's Scientific Advisory Board, during the Eighth International Conference on Multiple Myeloma held in Banff, Alberta.

"The results of this study are very important because they would allow to offer an innovative treatment to patients with progressive multiple myeloma, for which existing treatments are quite limited," emphasized Dr. Anderson. "Thanks to its multiple mechanisms of action, Neovastat is able to target the elements involved in the progression of the disease."

"We highly consider the interest that Neovastat development has created within the international medical community, and we are proud to have obtained the collaboration of recognized experts in both North America and Europe to help us successfully complete our three ongoing clinical trials," added Dr. Claude Hariton, Vice President, Clinical and Regulatory Affairs of AEterna. "These trials on the European continent fit perfectly into our strategy of expanding AEterna's activities on an international scale."

"By pinpointing some specific cancers like multiple myeloma and renal cell carcinoma, for which a restricted number of therapies are currently available, and by carefully respecting our development timeline, we are increasing the possibility of being among the first to bring an angiogenesis inhibitor to the market," concluded Gilles Gagnon, Vice President and Chief Operating Officer of AEterna.

In North America, the principal investigators are Dr. Sundar Jagannath, Professor of Medicine at St. Vincent's Comprehensive Cancer Center, New York, in the U.S., and Dr. Chaim Shustik, Associate Professor of Medicine at McGill University and the Royal Victoria Hospital, in Montreal, Canada.

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The principal investigator in Europe is Dr. Jean-Paul Fermand, Professor of
Medicine and Head of the Immuno-Hematology Unit of the St. Louis University in Paris, France.

ABOUT MULTIPLE MYELOMA
Multiple myeloma is a cancer of blood cells that arises in the bone marrow. This disease accounts for 1% of all cancers and is the second most prevalent blood cancer. In the U.S., approximately 50,000 persons are affected by the disease. There are about 14,000 new cases of multiple myeloma in North America each year and about 18,000 new cases in the countries of the European Community, and the five-year mortality rate is approximately 75%. Standard medical treatments such as chemotherapy, radiation therapy, and bone marrow transplantation enable patients diagnosed with multiple myeloma to live an average of four years. These therapies are often associated with a large number of serious side effects.

ABOUT AETERNA AND NEOVASTAT/AE-941
AEterna Laboratories Inc. is a Canadian biopharmaceutical company and a frontrunner in the field of antiangiogenesis. Its lead product, Neovastat/AE-941, is being investigated in three major therapeutic areas: oncology, dermatology and ophthalmology.

Neovastat is a novel antiangiogenic product with multiple mechanisms of action that block angiogenesis -- the process involved in the formation of new blood vessels which are needed in order for cancer tumours and other pathological conditions to develop.

Neovastat is currently used in two Phase III pivotal clinical trials for the treatment of lung and kidney cancer as well as in a Phase II pivotal trial for the treatment of multiple myeloma, a form of blood cancer. These trials are currently held in more than 125 clinical institutions in Canada, the U.S. and in several European countries. For more information, please call 1-888-349-3232 ( North America only).

AEterna is listed on the Toronto Stock Exchange under the symbol AEL and on Nasdaq under the symbol AELA.

AEterna's news releases and additional information are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

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FOR MORE INFORMATION, CONTACT:

CANADA
Paul Burroughs
Director of Communications
AEterna Laboratories Inc.
Tel.: 418-652-8525, ext. 406
Fax: 418-577-7700
E-mail: paul.burroughs@aeterna.com

USA
Investor and Media Relations:
Ms. Lisa Lindberg
The Investor Relations Group Inc.
Tel.: 212-736-2650
Fax: 212-736-2610
E-mail: TheProTeam@aol.com